SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           HALLWOOD ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     40636X
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                 Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  June 8, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), (f) or (g), check the following box [ ].

CUSIP No. 40636X

1.   Names of Reporting Persons S.S. or I.R.S.  Identification  Nos. of Persons:
     The Hallwood Group Incorporated              51-0261339
     ---------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]   (b)  [ ]

3.   SEC Use Only
                    ------------------------------------------------------------

4.   Source of Funds (See instructions)       00
                                        ----------------------------------------

5.   Check box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e)   [ ]

6.   Citizenship or Place of Organization         Delaware
                                             -----------------------------------


                                  7. Sole Voting Power       1,800,000 Shares
         Number of Shares                                   --------------------
         Beneficially Owned by
         Each Reporting Person    8. Shared Voting Power              0
         With                                               --------------------

                                  9. Sole Dispositive Power  1,800,000 Shares
                                                            --------------------

                                 10. Shared Dispositive Power         0
                                                            --------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                               1,800,000 Shares
     ---------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row 11.
                                     18%
     ---------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions):
                                     CO
     ---------------------------------------------------------------------------

Item 1.   Security and Issuer.

          This statement relates to shares of common stock, par value $0.01 per share, (the "Common Stock") of Hallwood Energy Corporation, a Delaware corporation ("HEC") having its principal executive offices at 4610 South Ulster Street, Suite 200, Denver, Colorado 80237.

Item 2.   Identity and Background.

          (a)  Name:

               The person on whose behalf this statement is filed is The Hallwood Group Incorporated, a Delaware corporation ("Hallwood").

               Hallwood's Board of Directors consists of Anthony J. Gumbiner, Brian M. Troup, Charles A. Crocco, Jr. and J. Thomas Talbot. Hallwood's officers are Anthony J. Gumbiner, Chairman of the Board of Directors and Chief Executive Officer; Brian M. Troup, President and Chief Operating Officer; William L. Guzzetti, Executive Vice President; Melvin J. Melle, Vice President, Chief Financial Officer and Secretary; Mary P. Doyle, Vice President, and Joseph T. Koenig, Assistant Secretary and Treasurer. Although such directors and officers are not reporting persons, they are persons ("Instruction C Persons") identified in Instruction C to Schedule 13D and hence provide the information required by Items 2 through 6 of this Schedule 13D.

          (b)  Business address:

               The address of the principal office of Hallwood is 3710 Rawlins, Suite 1500, Dallas, Texas 75219. All of the directors and executive officers can be contacted at this address.

          (c)  Principal business:

               Hallwood is a diversified holding company comprised of two divisions operating in four business segments: real estate, energy, textile products and hotels.

               Anthony J. Gumbiner is Chief Executive Officer and a director of Hallwood.

               William L. Guzzetti is Executive Vice President of Hallwood.

               Brian M. Troup is President and Chief Operating Officer and a director of Hallwood.

               Charles A. Crocco, Jr. is a director of Hallwood and Counsel to the law firm of Jackson & Nash, LLP.

               J. Thomas Talbot is a director of Hallwood a partner of Shaw & Talbot and Pacific Management Group and the owner of The Talbot Company.

               Melvin J. Melle is Vice President, Chief Financial Officer and Secretary of Hallwood.

               Mary P. Doyle is Vice President of Hallwood.

               Joseph  T.  Koenig  is  Assistant   Secretary  and  Treasurer  of
          Hallwood.

          (d)  Criminal convictions:

               None of the persons providing information in this statement have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last five years.

          (e)  Civil proceedings:

               Except for Hallwood, none of the persons providing information in this statement have been subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to federal securities laws or finding any violation with respect to such laws.

               On July 22, 1996, Hallwood agreed to a settlement of a claim by the Securities and Exchange Commission (the "SEC") arising from Hallwood's sale of a small portion of its holdings in the stock of ShowBiz Pizza Time, Inc. ("ShowBiz") during a four-day period in June 1993. These and other similar sales were made by Hallwood pursuant to a pre-planned, long-term selling program begun in December 1992. The SEC asserted that some, but not all, of Hallwood's June 1993 sales were improper because, before the sales program was completed, Hallwood is alleged to have received nonpublic information about
          ShowBiz. In connection with the settlement, Hallwood agreed to contribute approximately $953,000, representing the loss that the SEC alleged Hallwood avoided by selling during the four-day period, plus interest of $240,000. Hallwood also agreed to be subject to an injunction against any future violations of certain federal securities laws. In addition, the SEC alleged that Anthony J. Gumbiner, Chairman of the Board and Chief Executive Officer of Hallwood, failed to take appropriate action to discontinue Hallwood's sales of the ShowBiz shares during the four days in question. Mr. Gumbiner did not directly conduct the sales, nor did he sell any shares for his own account or for the account of any trust for which he has the power to designate the trustee. Although the sales were made solely by Hallwood, the SEC assessed a civil penalty of $477,000 against Mr. Gumbiner, as a "control person" for Hallwood. Mr. Gumbiner, however, is not subject to any separate injunction concerning his future personal activities. As provided in the settlement, neither Hallwood nor Mr. Gumbiner admits or denies the allegations made by the SEC, and both entered into the settlement to avoid the extraordinary time and expense that would be involved in protracted litigation with the government.

          (f) Hallwood is a Delaware corporation with its principal business offices at the address given above. Messrs. Gumbiner and Troup are citizens of the U.K. Messrs. Guzzetti, Crocco, Talbot, Melle and Koenig and Ms. Doyle are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          Hallwood beneficially owns 1,800,000 shares of Common Stock.

          Hallwood acquired or may be deemed to have acquired the Common Stock as a result of the consolidation (the "Consolidation") of Hallwood Energy Partners, L.P. ("HEP"), Hallwood Consolidated Resources Corporation ("HCRC"), and the energy interests of HEPGP, Ltd. ("HEPGP") and Hallwood pursuant to a Merger and Asset Contribution Agreement, dated as of December 15, 1998, by and among Hallwood Energy Corporation ("HEC"), HEC Acquisition Partnership, L.P., HEC Acquisition Corp., HEP, HCRC, HCRC Acquisition Corp., and HEPGP. HEP and HCRC continue as the surviving entities becoming wholly-owned subsidiaries of HEC.

          Hallwood acquired 100 shares of Common Stock as part of the initial capitalization of HEC. Hallwood acquired 380,853 shares of Common Stock in exchange for its Class A Units of HEP. Hallwood acquired 106,636 shares of Common Stock in exchange for its Class B Units of HEP. HEPGP acquired 1,312,411 shares of Common Stock as a result of its:

          o    relinquishing   its  rights  to   participate   in  drilling  and
               acquisitions by HEP;

          o relinquishing its rights to receive a share of revenues from HEP greater than the amount of expenses allocated to it;

          o its contribution of assets and the general partner interest in HEP to HEC;

          o Hallwood's relinquishing its contractual rights to fees paid by HEP and HCRC; and

          o Hallwood's relinquishing its right to vote the Class units of HEP, which vote as a separate class on all matters brought to a vote of unitholders.

Item 4.   Purpose of Transactions.

          The purpose of the Consolidation was to combine HEP, HCRC and the energy interests of HEPGP and Hallwood into a larger entity with a greater member of stockholders and larger equity capitalization than either HEP or HCRC alone. The Consolidation simplified the structure of the entities and eliminated cross-ownership between HEP and HCRC. The simplified structure of HEC will eliminate duplicative record keeping and reporting.

          Hallwood may, subject to market conditions and other factors deemed relevant by it, purchase additional shares Common Stock from time to time either in open market purchases, privately negotiated transactions or otherwise.

          Hallwood intends to review, on a continuing basis, its investment in the Common Stock and Hallwood's business affairs and financial conditions, as well as conditions in the securities markets and general economic and industry conditions. Hallwood may in the future take such actions with respect to its investment in the Common Stock as it deems appropriate in light of the circumstances existing from time to time, including, without limitation, purchasing additional Common Stock or disposing of the Common Stock it now holds or hereafter acquires.

Item 5.   Interest in Securities of the Issuer.

          Hallwood owns, either directly or through wholly owned subsidiaries, 1,800,000 shares of Common Stock, or approximately 18% of the outstanding Common Stock. No transactions in the Common Stock, other than as described in Item 3 and below, have been reported by Hallwood or any of the entities or the executive officers or directors listed in response to Item 2, during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationship's with Respect to Securities of the Issuer.

          On May 7, 1999, Hallwood announced that it had reached an agreement with Brian M. Troup regarding a separation of their interests. Mr. Troup is a director and officer of Hallwood. Completion of the agreement is conditioned on, among other things, a satisfactory refinancing of the $14,088,000 outstanding principal amount of Hallwood's 7% Collateralized Senior Subordinated Debentures due July 31, 2000 and the completion of the Consolidation. According to the agreement, upon satisfaction of the conditions, Mr. Troup will resign from all positions with Hallwood. As part of the agreement, Hallwood will transfer to Mr. Troup or a trust, of which members of Mr. Troup's family are beneficiaries, 360,000 of the shares of the Common Stock of HEC that Hallwood will receive in the Consolidation. Hallwood Energy Corporation has agreed to register the shares upon request by Mr. Troup and Hallwood, at Hallwood's expense. Hallwood will have the right to purchase all of these shares at the then current trading price for a period of six months after the effectiveness of the agreement. Subsequent to that, Mr. Troup may sell the shares subject to a number of restrictions, including a right of first refusal in favor of Hallwood.

Item 7.   Materials to Be Filed as Exhibits.


          1. Agreement, dated May 5, 1999, by and among The Hallwood Group, Epsilon Trust and Brian M. Troup, filed as Exhibit 10.34 to Hallwood's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-8303) and incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: June 17, 1999                         THE HALLWOOD GROUP INCORPORATED



                                            By:      /s/ Joseph T. Koenig
                                                    ----------------------------
                                                     Joseph T. Koenig
                                                     Assistant Secretary